EXECUTIVE STOCK AGREEMENT

This EXECUTIVE STOCK AGREEMENT (this "<u>Agreement</u>") is made as of May 17, 2004, by and among O'Sullivan Industries Holdings, Inc., a Delaware corporation (the "<u>Company</u>"), Robert Parker ("<u>Executive</u>") and Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership ("<u>BRS</u>").

The Company and Executive desire to enter into an agreement pursuant to which Executive shall purchase, and the Company shall issue to Executive, 467,614 shares of the Company's Class B Common Stock, par value $0.01 per share (the "<u>Common Stock</u>"), 291,905 shares of the Company's Series B Junior Preferred Stock, par value $0.01 per share (the "<u>Series B Preferred</u>") and 40,000 shares of the Company's Series C Preferred Stock, par value $0.01 per share (the "<u>Series C Preferred</u>" and, together with the Series B Preferred, the "<u>Preferred Stock</u>"). All of such shares of capital stock are collectively referred to herein as "<u>Executive Stock</u>". Certain definitions are set forth in <u>Section 5</u> of this Agreement.

The parties hereto agree as follows:

1.   <u>Purchase and Sale of Executive Stock</u>.

(a)   (i)   Upon execution of this Agreement, Executive shall purchase, and the Company shall sell, 467,614 shares of Common Stock at a price of $.01 per share, 291,905 shares of Series B Preferred at a price of $.01 per share and 40,000 shares of Series C Preferred at a price of $.10 per share. The Company shall deliver to Executive the certificate representing such shares of Common Stock, the certificate representing such shares of Series B Preferred and the certificate representing such shares of Series C Preferred, and Executive shall pay to the Company an amount equal to $11,595 by wire transfer of immediately available funds to one or more accounts as designated by the Company.

(ii)   As a condition precedent to the purchase and sale of the Executive Stock pursuant to the terms and conditions of this Agreement, the Executive shall become party to the Stockholders Agreement by and among the Company, BRS and the stockholders of the Company, dated as of November 30, 1999 (as amended, restated or modified from time to time, the "<u>Stockholders Agreement</u>") and the Registration Rights Agreement by and among the Company, BRS and the stockholders of the Company, dated as of November 30, 1999 (as amended, restated or modified from time to time, the "<u>Registration Rights Agreement</u>"), in each case by executing and delivering a copy of the Joinder to Stockholders Agreement and Joinder to Registration Rights Agreement in the form of Annex A and Annex B, respectively, attached hereto.

(b) Within 30 days after Executive purchases any Executive Stock from the Company, Executive shall make an effective election with the Internal Revenue Service under Section 83(b) of the Internal Revenue Code and the regulations promulgated thereunder in the form of Annex C attached hereto.

(c)   In connection with the purchase and sale of the Executive Stock hereunder, Executive represents and warrants to the Company that:

(i)   The Executive Stock to be acquired by Executive pursuant to this Agreement shall be acquired for Executive's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Executive Stock shall not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(ii)   Executive is an accredited investor as such term is defined in Regulation D promulgated pursuant to Section 4(2) of the Securities Act. Executive acknowledges and agrees that the Executive Stock is being issued and sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act and exemptions contained in applicable state securities laws, and that the Executive Stock cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and those state acts or pursuant to an effective registration statement under the Securities Act and those state acts or in a transaction that is otherwise in compliance with the Securities Act and those state acts. Executive understands that, other than as provided in the Registration Rights Agreement, he has no contractual right for the registration under the Securities Act of the Executive Stock for public sale and that, unless the Executive Stock is registered or an exemption from registration is available, the Executive Stock may be required to be held indefinitely.

(iii)   Executive is an executive officer of the Company, is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Executive Stock.

(iv)   Executive is able to bear the economic risk of his investment in the Executive Stock for an indefinite period of time because the Executive Stock has not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(v)   Executive has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of Executive Stock and has had full access to such other information concerning the Company as he has requested. Executive has reviewed the Stockholders Agreement, the Registration Rights Agreement, the Employment Agreement, the Company's Second Amended and Restated Certificate of Incorporation and the Company's By-Laws.

(vi)   This Agreement constitutes the legal, valid and binding obligation of Executive, enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by Executive do not and shall not conflict with, violate or cause a breach of any agreement, contract or instrument to which Executive is a party or any judgment, order or decree to which Executive is subject.

(vii)   Executive has not taken any action that constitutes a conflict with, violation or breach of, and the execution and delivery of this Agreement and the other agreements contemplated hereby will not conflict with, violate or cause a breach of, any noncompete, nonsolicitation or confidentiality agreement to which Executive is a party or by which Executive is bound. Executive agrees to notify the Company's Board of Directors of any matter (including, but not limited to, any potential acquisition by the Company) which, to Executive's knowledge, might reasonably be expected to violate or cause a breach of any such agreement.

(viii)   Executive is a resident of the state of Georgia.

(d)   As an inducement to the Company to issue the Executive Stock to Executive, and as a condition thereto, Executive acknowledges and agrees that neither the issuance of the Executive Stock to Executive nor any provision contained herein shall entitle Executive to remain in the employment of the Company and its Subsidiaries or affect the right of the Company and its Subsidiaries to terminate Executive's employment at any time.

2.   Vesting of Executive Stock.

(a)   Except as otherwise provided in paragraph 2(b) below, the Executive Stock shall become vested in accordance with the following schedule, if as of each such date Executive is employed by the Company or any of its Subsidiaries:

Date	Cumulative Percentage of Executive Stock Vested
June 1, 2005	20%
June 1, 2006	40%
June 1, 2007	60%
June 1, 2008	80%
June 1, 2009	100%

(b)   If Executive ceases to be employed by the Company and its Subsidiaries on any date other than prior to June 1, 2005, the cumulative percentage of Executive Stock to become vested shall be determined on a pro rata basis according to the number of days elapsed since the prior anniversary date. Upon the occurrence of a Sale of the Company and if Executive is still employed by the Company and its Subsidiaries, all shares of Executive Stock which have not yet become vested shall become vested at the time of such event; provided that such accelerated vesting shall not become effective until approved by the shareholders of the Company in accordance with the requirements of §280G of the Internal Revenue Code of 1986 (as amended) and the regulations thereunder. Shares of Executive Stock which have become vested are referred to herein as "Vested Shares," and all other shares of Executive Stock are referred to herein as "Unvested Shares."

3.   Repurchase Option.

(a) In the event the Executive's employment with the Company is terminated (the "Termination") for any reason, the Executive Stock (whether held by the Executive or one or more of the Executive's transferees) will be subject to repurchase by the Company and BRS (or its designee) pursuant to the terms and conditions set forth in this Section 3 (the "Repurchase Option").

(b) The repurchase price for each Unvested Share shall be the lower of (x) the Original Cost of such share and (y) the Fair Value for such share. The repurchase price for each Vested Share will be the Fair Value for such share, unless the Termination is by the Company for Cause or as a result of the Executive's voluntary resignation other than within 30 days following a Good Reason Event, in which case the repurchase price for each Vested Share shall be the lower of (x) the Original Cost of such share and (y) the Fair Value for such share.

(c) The Company may elect to purchase all or any of the Executive Stock by delivering written notice (the "Repurchase Notice") to the holder or holders of the Executive Stock within 45 days after the Termination. The Repurchase Notice will set forth the number and type of the Executive Stock to be acquired from each holder, the aggregate consideration to be paid for such securities and the time and place for the closing of such transaction. The number of shares to be repurchased by the Company shall first be satisfied to the extent possible from the Executive Stock held by the Executive at the time of delivery of the Repurchase Notice. If the number of the Executive Stock then held by the Executive is less than the total number of the Executive Stock the Company has elected to purchase, the Company shall purchase the remaining Executive Stock elected to be purchased from Executive's Permitted Transferees (and, to the extent the Company has permitted Executive to transfer any of the Executive Stock to any other third parties, such Persons shall be deemed Permitted Transferees unless agreed by the Company), pro rata according to the number of the Executive Stock held by such other holder(s) at the time of delivery of such Repurchase Notice (determined as nearly as practicable to the nearest share).

(d) If for any reason the Company does not elect to purchase all of the Executive Stock pursuant to the Repurchase Option, BRS (or its designee) shall be entitled to exercise the Repurchase Option for all or any of the Executive Stock that the Company has not elected to purchase (the "Available Shares"). As soon as practicable after the Company has determined that there will be Available Shares but in any event within 45 days after the Termination, the Company shall give written notice (the "Option Notice") to BRS (or its designee) setting forth the number of any Available Shares and the purchase price for such Available Shares. BRS (or its designee) may elect to purchase all or a portion of the Available Shares by giving written notice to the Company within 30 days after the Option Notice has been given by the Company. As soon as practicable, and in any event within ten days after the expiration of the 30-day period set forth above, the Company shall notify the Executive as to the number of Available Shares being purchased from the Executive by BRS (or its designee) (the "Supplemental Repurchase Notice"). At the time the Company delivers the Supplemental Repurchase Notice to the Executive, the Company shall also deliver written notice to BRS (or its designee) setting forth the number of Available Shares which BRS (or its designee) is entitled to purchase, the aggregate purchase price and the time and place of the closing of such transaction.

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(e) The closing of the purchase of the Executive Stock pursuant to the Repurchase Option shall take place on the date designated by the Company in the Repurchase Notice or Supplemental Repurchase Notice, which date shall not be later than the 60th day after the delivery of the later of such notices to be delivered (or, if later, the 15th day after the Fair Value is finally determined) nor earlier than the fifth day after such delivery. The Company and/or BRS (or its designee) will pay for the Executive Stock to be purchased pursuant to the Repurchase Option by delivery of a certified or cashier's check or wire transfer of funds. The purchasers of the Executive Stock hereunder will be entitled to receive customary representations and warranties from the sellers as to title, authority and capacity to sell and to require all sellers' signatures to be guaranteed.

(f)   Notwithstanding anything to the contrary contained in this Agreement, all repurchases of the Executive Stock by the Company and/or BRS shall be subject to applicable restrictions contained in the Delaware General Corporation Law and in the Company's and its Subsidiaries' debt and equity financing agreements that are in effect as of the date of the closing of such repurchases. If any such restrictions prohibit the repurchase of the Executive Stock hereunder which the Company and/or BRS is otherwise entitled to make or if such repurchase would cause a default under any of the Company's and/or its Subsidiaries' debt and/or equity financing agreements, the Company may offer to repurchase the Executive Stock with a subordinated note bearing interest at a rate equal to the prime rate as reported in the *Wall Street Journal* plus 2% per annum due on May 17, 2010 and the Executive may choose to either accept the note or extend the repurchase period for one year during which the Company may repurchase the Executive Stock pursuant to the terms and conditions of this Section 3. If the Company and/or BRS do not repurchase the Executive Stock during the one-year period following the date of Termination, the repurchase rights shall be of no further force and effect.

4.   Restrictions on Transfer. Executive shall not sell, transfer, assign, pledge or otherwise dispose of any interest in any shares of Executive Stock, except in compliance with the Stockholders Agreement. The certificates representing the Executive Stock shall bear the legend set forth in Section 6 of the Stockholders Agreement.

5.   Definitions.

"Employment Agreement" means that certain Employment Agreement dated May 17, 2004, by and among the Company, Executive and Holdings.

"Fair Value" means for each share of Common Stock, the average of the closing prices of the sales of the Common Stock on all securities exchanges on which the Common Stock may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day the Common Stock is not so listed, the average of the representative bid and asked prices quoted in the Nasdaq National Market System ("Nasdaq NMS") as of 4:00 p.m., New York City time, or, if on any day the Common Stock is not quoted in the Nasdaq NMS, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which the Fair Value is being determined and the 20 consecutive business days prior to

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such day. If at any time the Common Stock is not listed on any securities exchange or quoted in the Nasdaq NMS or the over-the-counter market, the Fair Value of each share of Common Stock shall be determined by the Board in its good faith judgment. The "Fair Value" of each share of Preferred Stock shall be as determined by the Board in its good faith judgment. If the Executive disputes the Board's determination of Fair Value and the Executive and the Board are unable to reach agreement as to the Fair Value within 60 days, the Company and the Executive shall seek an independent appraisal of such Fair Value by an independent appraiser experienced in valuing securities such as the Executive Stock and mutually agreeable to the Company and the Executive, and the determination of such appraiser shall be final and binding upon the Company and the Executive. The independent appraiser shall be instructed to determine Fair Value as the amount that would be received by the holder of such share of Executive Stock if all of the equity securities of the Company were sold to a buyer in a single transaction and the proceeds from such transaction were allocated to the holders of equity securities of the Company on a fully diluted basis as if the proceeds were distributed in a liquidation of the Company pursuant to the Company's certificate of incorporation. The cost and expense of such appraisal shall be paid 50% by the Company and 50% by the Executive.

"Original Cost" with respect to each share of the Executive Stock means the amount paid by the Executive for such share.

"Permitted Transferee" has the meaning given to it in the Stockholders Agreement.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

"Sale of the Company" has the meaning given to it in the Stockholders Agreement.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.

6.   Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

To the Executive:

Robert Parker
2006 Tavistock Court
Alpharetta, GA 30022
Facsimile: (678) 297-1875

With a copy, which shall not constitute notice to the Executive, to:

Sutherland Asbill & Brennan
999 Peachtree Street, NE
Atlanta, GA 30309
Attention: Herbert Short, Esq.
Facsimile: (404) 853-8806

To the Company:

O'Sullivan Industries Holdings, Inc.
c/o Bruckmann, Rosser, Sherrill & Co. II, L.P.
126 E. 56th Street
New York, NY 10022
Attention: Harold O. Rosser
Facsimile: (212) 521-3799

With a copy, which shall not constitute notice to the Company, to:

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022
Attention: Kimberly P. Taylor, Esq.
Facsimile: (212) 446-4900

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

7.   General Provisions.

(a)   Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Executive Stock in violation of any provision of this Agreement shall be void, and the

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Company shall not record such Transfer on its books or treat any purported transferee of such Executive Stock as the owner of such stock for any purpose.

(b)   Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(c)   Complete Agreement. This Agreement, the Employment Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Joinders to each of the Stockholders Agreement and the Registration Rights Agreement embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(d)   Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(e)   Successors and Assigns.   Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, the Company and their respective successors and assigns; *provided*, that the rights and obligations of Executive under this Agreement shall not be assignable except in connection with transfers to Permitted Transferees.

(f)   Choice of Law. The corporate law of the State of Delaware shall govern all questions concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the internal law, and not the law of conflicts, of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(g)   Jurisdiction. Each of the parties hereto submits to the jurisdiction of any state or federal court sitting in New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court and hereby expressly submits to the personal jurisdiction and venue of such court for the purposes hereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each of the parties hereby irrevocably consent to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in Section 6, such service to become effective 10 days after such mailing.

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(h)   Remedies. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(i)   Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and Executive.

(j)   Descriptive Headings; Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The word "including" shall mean including without limitation.

(k)   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Executive Stock Agreement on the date first written above.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: /s/ Stuart D. Schotte
    Name: Stuart D. Schotte
    Title: Sr. Vice President of Operations and
           Acting Chief Financial Officer

ROBERT PARKER
/s/ Robert Parker

Agreed and Accepted:

BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.

By: BRSE, L.L.C.
Its: General Partner

By: /s/ Harold O. Rosser
Name: Harold O. Rosser
Title:

CONSENT

The undersigned spouse of Executive hereby acknowledges that I have read the foregoing Executive Stock Agreement and that I understand its contents. I am aware that the Agreement imposes restrictions on the transfer of my spouse's shares of Common Stock, Series B Preferred and Series C Preferred under certain circumstances. I agree that my spouse's interest in the Common Stock, Series B Preferred and Series C Preferred is subject to this Agreement and any interest I may have in such Common Stock, Series B Preferred and Series C Preferred shall be irrevocably bound by this Agreement and further that the my community property interest, if any, shall be similarly bound by this Agreement.

I am aware that the legal, financial and other matters contained in this Agreement are complex and I am free to seek advice with respect thereto from independent counsel. I have either sought such advice or determined after carefully reviewing this Agreement that I will waive such right.

Name of Spouse: Mary Linda Parker   /s/ Mary Linda Parker
                                             Signature

                                             /s/ Steve Asbell
                                             Witness